Stellar Biotechnologies Announces Joint Research on Clostridium Difficile Immunotherapy Accepted for Presentation

PORT HUENEME, CA, (July 24, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today that a preclinical abstract on KLH-conjugate vaccine for Clostridium difficile infection (“C. diff”) has been accepted for oral presentation at the 8th International Conference on the Molecular Biology and Pathogenesis of the Clostridia (ClostPath 8) to be held in Queensland, Australia October 22-26, 2013.

ClostPath is the preeminent scientific conference in the field of clostridial pathogenesis and covers the latest discoveries presented by leading international researchers.

The abstract titled “An Anti-C. difficile PSII Polysaccharide-KLH Conjugate Vaccine is Efficacious in Mice” is the result of preclinical research conducted together by scientists from Stellar and the University of Guelph (Ontario, Canada) (“Guelph”).  The abstract highlights data that suggest that a PSII polysaccharide conjugated to Keyhole Limpet Hemocyanin (KLH) may be effective in stimulating immunity against Clostridium difficile infection.

Stellar and Guelph are working together under research and license option arrangements forged last year around the two groups’ shared interest in developing novel, non-antibiotic methods to treat the devastating C. diff infection.

About Clostridium difficile

Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized patients.  Incidence of C. diff is at a record high in the U.S. with more than 330,000 cases reported in 2009.  C. diff is a type of bacteria normally present in the intestine, but which can overgrow as a result of antibiotic use.  It causes severe diarrhea and life-threatening intestinal conditions such as colitis.  The cost of C. diff related treatment in the U.S. and Europe is estimated at more than $7 billion annually.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets.  Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

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Contacts:

Herbert Chow, Ph.D., Chief Technology Officer

hchow@stellarbiotech.com

Phone +1 (805) 488-2800

Frank Oakes, Chairman

investorrelations@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: +1 (212) 301-7130

markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements

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